SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 15, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated February 15, 2006, announcing its results for 2005.

February 15th, 2006

GROUPE DANONE

2005 Final Results

Strong increase in net income

and underlying earnings per share

•	Full year like-for-like sales up +6.7%
•	Increase in trading operating margin from 13.10% to 13.35%
•	Underlying EPS (fully diluted) from continuing activities up +15.9%
•	Proposed dividend of €1.7 per share
•	Like-for-like sales growth and margin progression objectives reaffirmed for 2006

Franck Riboud, Chairman and CEO of Groupe DANONE commented:

“The robust financial performance of Groupe DANONE in 2005, completely in line with our overall objectives, illustrates the strength of our business model. This performance exemplifies our ability to achieve as we have done for the past six years. To deliver organic growth of 6.7%, while continuing to increase the operating margin of the group, despite the problems in our principal market and the increase in certain material costs, demonstrates the relevance of our chosen business strategies which are: the re-inforcement of our position in healthy eating, the development of new geographies, our intense effort in innovation, and the global deployment of our largest brands which have a sales potential of 1 billion euros each.

The decision by the board to propose a significant increase in the dividend illustrates very clearly our confidence in the Danone model to continue to deliver one of the best financial performances in the sector.

While our constant focus is to improve group performance, our mission is also to bring health through our food to as large a number of people as possible.”

For further information: Corporate Communication : + 33 1 44 35 20 75 - Investor Relations : +33 1 44 35 20 76 GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris - Fax +33 1 44 35 26 95	1

The Board of Directors of Groupe DANONE, meeting on February 14th, 2006, approved the 2005 audited consolidated accounts:

KEY FIGURES	2004	2005	Growth
(€ million)
Net Sales	12 273	13 024	+6.1% (+6.7% [1])
Trading operating income	1 608	1 738	+8.1%

Trading operating margin	13,10%	13,35%	+25 pb

Underlying net income from continuing activities	910	1 031	+13.3%

Underlying EPS fully diluted from continuing activities	3,57€	4,14€	+15.9%

Net income attributable to the parent	449	1 464

Free Cash Flow [2]	1 204	1 303	+8.2%

[1] : on a like-for-like basis (at constant scope of consolidation and exchange rates)

[2] : Cash flow from operations less capital expenditures (net of disposals) and change in working capital

2004 and 2005 figures are under IFRS.

The net income of the Sauces business and the capital gain generated by the disposal of those activities are reported on the line “discontinued operations”. 2004 and 2005 Group sales and trading operating income figures exclude Sauces activities.

Like-for-like sales growth of +6.7%

Consolidated net sales of Groupe DANONE amounted to € 13,024 million in 2005, an increase of +6.1% from last year on a reported basis. Changes in exchange rates had a positive impact of +1.6% and changes in the scope of consolidation a negative impact of -2.2%.

On a like-for-like basis, sales increased by +6.7% for the full year of 2005.

Sales by business line and by geographical area for 2005 are as follows:

(€ million)	FY 2004	FY 2005	Growth like-for-like
BY BUSINESS LINE
Fresh Dairy Products	6,510	7,184	+7.0%
Beverages	3,201	3,473	+10.0%
Biscuits and Cereal Products	2,562	2,367	+1.5%

BY GEOGRAPHICAL AREA
Europe	8,096	8,179	+2.8%
Asia	1,965	2,235	+12.9%
Rest of World	2,212	2,610	+15.6%

Group	12,273	13,024	+6.7%

For further information: Corporate Communication : + 33 1 44 35 20 75 - Investor Relations : +33 1 44 35 20 76 GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris - Fax +33 1 44 35 26 95	2

The organic growth of +6.7% is derived from a +5.2% rise in volume and a +1.5% rise in value.

4th quarter 2005

4th quarter sales grew by +6.8% on a like-for-like basis.

Like-for-like sales growth by business line and geographical area for 2005 are as follows:

	9 months	4th quarter	Full year

BY BUSINESS LINE

Fresh Dairy Products	+7.3%	+6.2%	+7.0%

Beverages	+9.3%	+12.6%	+10.0%

Biscuits & Cereal Products	+1.2%	+2.1%	+1.5%

BY GEOGRAPHICAL AREA

Europe	+3.1%	+1.9%	+2.8%

Asia	+11.3%	+19.6%	+12.9%

Rest of World	+15.9%	+14.8%	+15.6%

Group	+6.7%	+6.8%	+6.7%

4th quarter net sales increased by +12.5% on a reported basis. Changes in exchange rates had a positive impact of +5.9% and changes in the scope of consolidation had a negative impact of -0.2%.

2.	Trading operating margin increased +25 basis points to 13.35%

In 2005, the trading operating margin continued to grow for the eleventh consecutive year, reaching 13.35%, up by 25 basis points as compared to 2004.

Group profitability has increased despite higher oil-related input costs,.

In addition to changes in the scope of consolidation, the Group has significantly improved its overall operational performance.

Fresh Dairy Products and Biscuits divisions posted a margin progression, while the profitability of the Beverage division was impacted as expected by higher input costs. This issue also negatively influenced the profitability of Asia. Profitability continued to improve in Europe and in Rest of the World at a very satisfactory rate.

Trading operating income and margin by business line and geographical area

BY BUSINESS LINE	Trading operating income		Trading operating margin

(€ million)	2004	2005	2004	2005

Fresh Dairy Products	917	1,019	14.1%	14.2%
Beverages	493	474	15.4%	13.7%
Biscuits & Cereal Products	278	343	10.9%	14.5%
Unallocated items	(80)	(98)
Group	1,608	1,738	13.10%	13.35%

For further information: Corporate Communication : + 33 1 44 35 20 75 - Investor Relations : +33 1 44 35 20 76 GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris - Fax +33 1 44 35 26 95	3

BY GEOGRAPHICAL AREA (€ million)	Operating income		Operating margin
	2004	2005	2004	2005
Europe	1,209	1,266	14.9%	15.5%
Asia	259	256	13.2%	11.5%
Rest of World	220	314	10.0%	12.0%
Unallocated items	(80)	(98)	-
Group	1,608	1,738	13.10%	13.35%

Trading operating income analysis

(€ million)	2004	% of 2004 Sales	2005	% of 2005 Sales
Net Sales	12,273		13,024

Cost of goods sold	(6,223)	50.7%	(6,644)	51.0%
Selling expenses	(3,108)	25.3%	(3,331)	25.6%
Others	(1,334)	10.9%	(1,311)	10.1%
Trading operating income	1,608	13.1%	1,738	13.35%

3.	Underlying EPS (fully diluted) from continuing activities up +15.9%

Underlying net income from continuing activities amounted to € 1,031 million in 2005, compared to € 910 million in 2004, showing an increase of +13.3%.

Net income attributable to the parent amounted to € 1,464 million in 2005. It includes the major following exceptional items:

•	the capital loss resulting from the disposal of the Group’s participation in the HOD business in the United States for an amount of approximately € 300 million,
•	the capital gain on the disposal of the Group’s participation in the Spanish beer company Mahou for an amount of approximately € 290 million
•	and the capital gain on the disposal of the Sauces activities in the United Kingdom and in the United States for an amount of approximately € 470 million.

Underlying Earning Per Share from continuing activities (fully diluted) grew +15.9%, from € 3.57 in 2004 to € 4.14 in 2005.

For further information: Corporate Communication : + 33 1 44 35 20 75 - Investor Relations : +33 1 44 35 20 76 GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris - Fax +33 1 44 35 26 95	4

(€ million)	2004	2005
TRADING OPERATING INCOME	1 608	1 738
Other operating items	(49)	(32)
OPERATING INCOME	1 559	1 706
Cost of net debt	(94)	(101)
Other financial items	104	(9)
Income tax	(428)	(473)
NET INCOME OF CONSOLIDATED COMPANIES	1 141	1 123
Share in net income of affiliates	(550)	44
Net income of discontinued activities	47	504
NET INCOME	638	1 671
Attributable to the parent	449	1 464
Attributable to minority interests	189	207

(€ million)	2004	2005
UNDERLYING NET INCOME FROM CONTINUING OPERATIONS	910	1 031 +13.3%
+ Non current net income from continuing operations	(508)	(71)
+ Net income from discontinued operations	47	504
= NET INCOME ATRIBUTABLE TO THE PARENT	449	1 464

4.	Financing

Free cash flow continued to grow in 2005, up +8.2% from 2004, driven both by the growth in cash flow from operations and further optimization of working capital.

The increase in capital expenditure to € 607 million in 2005 (4.7% of net sales) from € 520 million in 2004 (4.2% of net sales) reflects the Group’s strategy to increase its industrial and logistic capacities in its fast-growing countries.

Net financial debt went from € 4,538 million on December 31, 2004, to € 3,572 million on December 31, 2005.

Financial investments amounted to € 636 million in 2005. Disposals of activities or participations amounted to € 1,591 million.

The Group has used its share buyback program authorization for € 558 million in 2005.

For further information: Corporate Communication : + 33 1 44 35 20 75 - Investor Relations : +33 1 44 35 20 76 GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris - Fax +33 1 44 35 26 95	5

5.	Dividend and share buyback

The Board will ask the shareholders to approve, at the Annual General Meeting of Shareholders which will be held on April 27th, 2006, a dividend distribution of €1.7 per share for 2005, representing an increase of +26% compared to the previous year. The dividend will be paid as at May 10th 2006.

Taking into consideration the financial flexibility of the Group, the company plans to use its share buy-back authorization in 2006 for an amount comprised between € 600 and € 800 million.

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6.	2006 preliminary targets

For 2006, Groupe DANONE is confident that it will achieve its targets of:

•	like-for-like sales growth between +5% and +7%
•	trading operating margin improvement between + 20 to +40 basis points (on a like-for-like basis)
•	low double digit growth in underlying earnings per share

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2006 First Quarter Sales will be published on April 20th, 2006

Shareholder’s Annual Meeting will be held on April 27th, 2006

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2004.

For further information: Corporate Communication : + 33 1 44 35 20 75 - Investor Relations : +33 1 44 35 20 76 GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris - Fax +33 1 44 35 26 95	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: February 15, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer